Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the Years Ended December 31,
	2013	2014	2015	2016	2017
Earnings (loss):
Income (loss) before income taxes and effects of changes in accounting principles	$(8,272)	$(1,603)	$12,386	$37,586	$18,332
Less: net income from non-controlling interests	1,205	329	—	—	—
Plus: fixed charges	9,330	18,148	28,277	26,239	32,571
Plus: amortization of previously capitalized interest	2,455	4,622	11,041	20,766	22,271
Less: capitalized interest	6,466	12,302	19,168	22,478	21,872
Earnings (loss)	$(4,158)	$8,536	$32,536	$62,113	$51,302
Fixed charges:
Interest expensed and capitalized	$7,769	$16,078	$25,590	$23,258	$29,428
Amortization of discount and debt issue costs	1,527	2,029	2,617	2,887	3,062
Interest portion of rental expense	34	41	70	94	81
Fixed charges	$9,330	$18,148	$28,277	$26,239	$32,571
Ratio of earnings to fixed charges	N/A	0.47	1.15	2.37	1.58
Excess (deficiency) amount	$(13,488)	$(9,612)	$4,259	$35,874	$18,731